Chunghwa  Telecom

March 11, 2013

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb 2013

1)               Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%

Feb	Net sales	19,250,625	18,058,459	(+)1,192,166	(+)6.60%

Jan-Feb	Net sales	39,125,233	37,582,681	(+)1,542,552	(+)4.10%

b                  Trading purpose : None